

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

82-3638





05008791

SUPPL

By airmail

Date: 26th May 2005

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) Announcement dated 10th May 2005;
(2) Announcement dated 11th May 2005; and
(3) Circular dated 24th May 2005.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Judy Cheng
Company Secretary

Encl.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED

(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

POSTPONEMENT OF DESPATCH DATE OF DOCUMENTS

- Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by extending the despatch date of the Hanny Circular to no later than 29th July, 2005.
- The China Strategic Circular is expected to be sent to the China Strategic Shareholders on or around 29th July, 2005.
- Application has been made by Well Orient for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of the later of fulfillment of the conditions to the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of making of the GDI Offer.
- Application will be made by the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of fulfillment of the conditions precedent to the Share Sale Agreement.

Reference is made to the joint announcement (the "Joint Announcement") issued by Hanny Holdings Limited, China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited dated 19th April, 2005. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among other things, details of the Share Sale Agreement and the making of the GDI Offer, a notice convening a special general meeting of Hanny, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS is required to be despatched to the Hanny Shareholders within 21 days after the publication of the Joint Announcement, being no later than 11th May, 2005. However, additional time is required for the preparation of, among other things, (i) the accountants' report on the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) other financial information on the Hanny Group which will be included in the Hanny Circular. Accordingly, the directors of Hanny consider that the despatch of the Hanny Circular will have to be delayed. Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by extending the despatch date of the Hanny Circular to no later than 29th July, 2005.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening an extraordinary general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules together with all relevant financial information is expected to be sent to the China Strategic Shareholders on or around 29th July, 2005.

Rule 8.2 of the Takeovers Code provides that an offer document should normally be posted by or on behalf of the offeror within 21 days of the date of announcement of the offer (or, in the case of a securities exchange offer, 35 days). Accordingly, the offer document in relation to the China Strategic Offer should be posted within 21 days of the date of the Joint Announcement whereas the offer document in relation to the GDI Offer should be posted within 35 days of the date of the Joint Announcement. Pursuant to Note 2 to Rule 8.2 of the Takeovers Code, the Executive's consent is required if the making of an offer is subject to the prior fulfillment of a pre-condition and the pre-condition cannot be fulfilled within the time period contemplated by Rule 8.2 of the Takeovers Code. Application has been made by Well Orient for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of the later of fulfillment of the conditions to the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of making of the GDI Offer. Application will be made by the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of fulfillment of the conditions precedent to the Share Sale Agreement.

A composite offer and response document of China Strategic setting out details of the China Strategic Offer (accompanied by the acceptance and transfer form) and incorporating the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules on the China Strategic Offer will be sent to the China Strategic Shareholders in accordance with the Takeovers Code.

Another composite offer and response document of GDI setting out details of the GDI Offer (accompanied by the acceptance and transfer form), information on Hanny and incorporating the letter of recommendation from the independent board committee of GDI and the letter of advice from Hercules on the GDI Offer will be sent to the shareholders of GDI in accordance with the Takeovers Code.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 10th May, 2005

The sole director of the Offeror accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to the Hanny Group and China Strategic Group and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Offeror and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to the Offeror and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 275)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the Circular to no later than 31st May, 2005.

Reference is made to the announcement issued by Hanny Holdings Limited dated 20th April, 2005 (the "Announcement") in relation to a major transaction regarding the subscription of a convertible note of Cheung Tai Hong Holdings Limited, the shares of which are listed on the main board of the Stock Exchange. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

In compliance with Rule 14.38 of the Listing Rules, the circular in relation to the Subscription (the "Circular") is required to be sent to the Shareholders within 21 days after publication of the Announcement, which is, on or before 12th May, 2005.

As additional time is required for the preparation of (i) pro forma financial information of the Group taking into account the Subscription; and (ii) other financial information of the Group for inclusion in the Circular, application has been made to the Stock Exchange for consent to extend the deadline for despatch of the Circular to 31st May, 2005.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, 11th May, 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTIONS IN RELATION TO THE UNDERWRITING AGREEMENT AND THE CONVERTIBLE NOTES SUBSCRIPTION

24 May 2005

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires.

"Acquisition Agreement"	the conditional sale and purchase agreement dated 21 April 2005 entered into between the Vendor, Ruili and Dr. Chan relating to the sale and purchase of the issued ordinary shares of Galaxy, details of which were set out in the Announcement
"Adjusted Share(s)"	share(s) of HK$0.01 each in the share capital of Ruili upon the Capital Reorganisation becoming effective
"Announcement"	the joint announcement of the Company and Ruili dated 29 April 2005 in relation to, among others, the underwriting for the Rights Issue and the Convertible Notes Subscription
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of the Directors
"Capital Reorganisation"	the proposal of Ruili to implement a capital reorganisation which will involve (i) a reduction of the nominal value of each of the issued Ruili Shares and cancellation of approximately HK$28.7 million standing to the credit of Ruili's share premium account; (ii) the cancellation of all of the authorised but unissued Ruili Shares and the subsequent increase of the authorised share capital of Ruili to HK$500,000,000
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Conversion Share(s)"	the Adjusted Share(s) to be issued by Ruili as a result of exercise of the conversion right attaching to the Convertible Notes
"Convertible Notes"	convertible notes up to an aggregate principal amount of HK$300,000,000 to be issued by Ruili under the Convertible Notes Subscription and the Convertible Notes Placing
"Convertible Notes Subscription"	the subscription for the Convertible Notes in an aggregate principal amount of HK$170,000,000 by the Company pursuant to the Convertible Notes Subscription Agreement
"Convertible Notes Subscription Agreement"	the subscription agreement dated 21 April 2005 entered into between the Company and Ruili in respect of the Convertible Notes Subscription
"Convertible Notes Placing"	the placing of the Convertible Notes up to an aggregate principal amount of HK$130,000,000 by Tai Fook pursuant to the Convertible Notes Placing Agreement

"Convertible Notes Placing Agreement"	the placing agreement dated 21 April 2005 entered into between Ruili and Tai Fook in respect of the Convertible Notes Placing
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, Chairman of the Company
"Galaxy"	Galaxy Satellite TV Holdings Limited, a corporation incorporated under the laws of Hong Kong with limited liability
"Galaxy Broadcasting"	Galaxy Satellite Broadcasting Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Galaxy
"Galaxy Group"	Galaxy and Galaxy Broadcasting
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Initial Conversion Price"	the initial conversion price of HK$0.12 per Conversion Share (subject to adjustment)
"Latest Time for Termination"	4:00 p.m. on the third business day following the latest time for acceptance of the offer of, and payment for the Rights Shares, which is expected to be 8 July 2005, being the latest time to terminate the Underwriting Agreement
"Latest Practicable Date"	20 May 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange
"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, *M.B.E., J.P.*, a director and a shareholder of Ruili who is interested in approximately 6.4% of the existing issued share capital of Ruili
"Pay TV Licence"	the Domestic Pay Television Programme Service Licence granted to Galaxy Broadcasting
"PRC"	People's Republic of China
"Proposed Acquisition"	the proposed acquisition of a 49% interest in Galaxy by the Ruili Group pursuant to the terms and conditions of the Acquisition Agreement
"Record Date"	17 June 2005, being the date by reference to which entitlements under the Rights Issue will be determined
"Rights Issue"	the proposed issue of the 1,615,668,333 Rights Shares at the Subscription Price on the basis of three Rights Shares for every existing Ruili Share held on the Record Date

"Rights Share(s)"	the 1,615,668,333 Adjusted Shares proposed to be issued pursuant to the Rights Issue
"Ruili"	Ruili Holdings Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Main Board of the Stock Exchange
"Ruili Group"	Ruili and its subsidiaries
"Ruili Share(s)"	ordinary share(s) of HK$0.40 each in the share capital of Ruili and after the Capital Reorganisation having become effective, the Adjusted Share(s)
"Ruili's SGM"	the special general meeting of Ruili to be convened for the purposes of considering and, if thought fit, approving, among other things, the Proposed Acquisition, the Rights Issue, the Convertible Notes Subscription, the Convertible Notes Placing and the Capital Reorganisation
"Settlement Date"	8 July 2005 or such other date as the Underwriters and Ruili may agree in writing
"SFC"	Securities and Futures Commission
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Specified Event"	an event occurring or matter arising on or after the date of execution of the Underwriting Agreement and prior to the Latest Time for Termination which if it had occurred or arisen before the date of execution of the Underwriting Agreement would have rendered any of the warranties contained in the Underwriting Agreement untrue or incorrect in any material respect
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.10 per Rights Share pursuant to the Rights Issue
"Tai Fook"	Tai Fook Securities Company Limited, a licensed corporation to carry on regulated activities 1, 3 & 4 for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) having its registered office at 25th Floor, New World Tower, 16-18 Queen's Road Central, Central, Hong Kong
"Takeovers Code"	The Code on Takeovers and Mergers
"Underwriters"	the Company and Tai Fook
"Underwriting Agreement"	the underwriting agreement dated 21 April 2005 entered into between the Company, Ruili and Tai Fook in relation to the Rights Issue

"Underwritten Shares"	1,437,520,974 Rights Shares, being the total number of Rights Shares to be issued pursuant to the Rights Issue less those Rights Shares agreed and undertaken to be taken up by Mr. Yu and Dr. Chan
"Vendor"	TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of Television Broadcasts Limited, the securities of which are listed on the Main Board of the Stock Exchange
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	per cent.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-executive Directors:–
Mr. Fok Kin-ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin-ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Registered Office:–
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and principal place of business in Hong Kong:–
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

24 May 2005

To the Shareholders and, for information only, to the holders of share options granted under the Company's share option scheme

Dear Sir or Madam

DISCLOSEABLE TRANSACTIONS IN RELATION TO THE UNDERWRITING AGREEMENT AND THE CONVERTIBLE NOTES SUBSCRIPTION

INTRODUCTION

On 29 April 2005, the Company announced that it has entered into the Underwriting Agreement on 21 April 2005 with Ruili and Tai Fook in respect of the underwriting for the Rights Issue to be implemented by Ruili. Pursuant to the Underwriting Agreement, the maximum number of Rights Shares to be taken up by the Company is 320 million Rights Shares and the Subscription Price is HK$0.10 per Rights Share. In addition, the Company entered into the Convertible Notes Subscription Agreement on 21 April 2005 with Ruili under which the Company will subscribe for and Ruili will allot and issue to the Company the Convertible Notes in an aggregate principal amount of HK$170 million for a total cash consideration of HK$170 million. As disclosed in the Announcement, Ruili intends to apply for the proceeds of the Rights Issue and the Convertible Notes Subscription to satisfy a portion of the consideration of about HK$336.3 million for its acquisition of 49% in Galaxy. Details of the aforesaid acquisition and the Rights Issue were set out in the Announcement.

In addition, Ruili proposes to implement the Capital Reorganisation which will involve (i) a reduction of the nominal value of each of the issued Ruili Shares from HK$0.40 to HK$0.01 each by cancelling Ruili's paid up capital to the extent of HK$0.39 on each issued Ruili Share and cancellation of approximately HK$28.7 million standing to the credit of Ruili's share premium account; (ii) the cancellation of all of the authorised but unissued Ruili Shares and the subsequent increase of the authorised share capital of Ruili to HK$500,000,000 by the creation of 49,461,443,889 Adjusted Shares of HK$0.01 each.

The transactions contemplated under the Underwriting Agreement and the Convertible Notes Subscription Agreement constitute discloseable transactions for the Company under the Listing Rules.

THE UNDERWRITING AGREEMENT

Date:	21 April 2005
Issuer:	Ruili
Underwriters:	The Company and Tai Fook
Number of Rights Shares underwritten:	A total of 1,437,520,974 Rights Shares, of which 320,000,000 Rights Shares (representing about 14.9% of the issued share capital of Ruili as enlarged by the Rights Issue) are underwritten by the Company and 1,117,520,974 Rights Shares (representing about 51.9% of the issued share capital of Ruili as enlarged by the Rights Issue) are underwritten by Tai Fook. The remaining 178,147,359 Rights Shares not subject to the Underwriting Agreement will be taken up by Mr. Yu and Dr. Chan pursuant to their undertakings described below.
Subscription price:	HK$0.10 per Rights Share
Commission:	2% of the aggregate Subscription Price for the Underwritten Shares, which is expected to be approximately HK$2.9 million.

The Rights Issue is conditional upon fulfilments of conditions precedent. In the event that the conditions precedent have not been satisfied and/or waived in accordance with the Underwriting Agreement, all liabilities of the parties to the Underwriting Agreement shall cease and determine and none of the parties have any claim against the other. It is currently expected that the Rights Issue will become unconditional on 8 July 2005. Details of the Rights Issue including the abovementioned conditions precedents were set out in the Announcement.

The terms of the Underwriting Agreement were agreed between the Company, Ruili and Tai Fook after arm's length negotiation and on normal commercial terms. The Underwriting Agreement provides that in the event there is any untaken Rights Shares, the Company will be obliged to subscribe or procure subscribers for the first of such number of untaken Rights Shares up to its commitment of 320,000,000 Rights Shares and Tai Fook will subscribe or procure subscribers for the balance of the untaken Rights Shares in excess of 320,000,000 Rights Shares. In the event the Company is required to take up the 320 million Rights Shares pursuant to its obligation under the Underwriting Agreement, the Company will be interested in about 14.9% in the issued share capital of Ruili as enlarged by the Rights Issue.

To the best knowledge of the Directors after making all reasonable enquiries, the directors of Ruili, Ruili, Ruili's subsidiaries and their associates are not connected persons of the Company.

The Company does not underwrite issue of securities in its ordinary course of business. Details of the principal businesses of the Company are set out in the paragraph headed "Reasons for the Company to enter into the Underwriting Agreement and the Convertible Notes Subscription Agreement" below.

Undertakings from Mr. Yu and Dr. Chan

As at the date of the Underwriting Agreement, Mr. Yu is interested in 34,382,453 Ruili Shares, representing approximately 6.4% of the existing issued share capital of Ruili, and Dr. Chan is interested in 25,000,000 Ruili Shares, representing approximately 4.6% of the existing issued share capital of Ruili. Each of Mr. Yu and Dr. Chan has undertaken to take up 103,147,359 Rights Shares and 75,000,000 Rights Shares respectively which will be provisionally allotted to them under the Rights Issue.

Termination of the Underwriting Agreement

Tai Fook (on behalf of the Underwriters) may terminate the arrangements set out in the Underwriting Agreement by notice in writing issued to Ruili at any time prior to 4:00 p.m. on the Settlement Date if there occurs:

(i) an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or

(ii) any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or

(iii) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out; or

(iv) any material adverse change in the financial or trading position of the Ruili Group as a whole; or

(v) there occurs or comes into effect the imposition of any moratorium, suspension or material restriction on trading in the Ruili Shares generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(vi) the commencement by any third party of any litigation or claim against any member of the Ruili Group which is or might be material to the Ruili Group taken as a whole,

and in the reasonable opinion of Tai Fook (on behalf of the Underwriters), such change would have a material and adverse effect on the business, financial or trading position or prospects of the Ruili Group as a whole or the success of the Rights Issue or make it inadvisable or inexpedient to proceed with the Rights Issue.

The Underwriters are also entitled by notice in writing to rescind the Underwriting Agreement if prior to 4:00 p.m. on the Settlement Date:

(a) any material breach of any of the warranties or undertakings contained in the Underwriting Agreement by Ruili comes to the knowledge of the Underwriters; or

(b) any Specified Event comes to the knowledge of the Underwriters.

If the Underwriters terminate or rescind the Underwriting Agreement, the Rights Issue will not proceed.

THE CONVERTIBLE NOTES SUBSCRIPTION

The Convertible Notes Subscription Agreement

Date: 21 April 2005

Parties: Issuer: Ruili

Subscriber: The Company

Subject to the conditions of the Convertible Notes Subscription set out below, the Company will subscribe for and Ruili will allot and issue to the Company the Convertible Notes in an aggregate principal amount of HK$170 million for a total cash consideration of HK$170 million. The net proceeds from the Convertible Notes Subscription to be received by Ruili is approximately HK$169.5 million. To the best knowledge of the Directors after making all reasonable enquiries, the directors of Ruili, Ruili, Ruili's subsidiaries and their associates are not connected persons of the Company.

Conditions of the Convertible Notes Subscription

The completion of the Convertible Notes Subscription is conditional upon, among others, the fulfilments of the following conditions:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and Ruili do not reasonably object) listing of and permission to deal in the Conversion Shares;

(ii) the Stock Exchange having approved (either unconditionally or subject only to conditions to which the Company and Ruili do not reasonably object) the issue of the Convertible Notes, or Ruili not having received any objection from the Stock Exchange to the issue of the Convertible Notes;

(iii) the passing at the Ruili's SGM of the resolutions to approve the Convertible Notes Subscription Agreement and the issue of the relevant Convertible Notes, the allotment and issue by Ruili of the Conversion Shares, the Capital Reorganisation and the Rights Issue;

(iv) the Capital Reorganisation becoming effective;

(v) the completion of the Rights Issue; and

(vi) fulfilment of the conditions precedent under the Acquisition Agreement (apart from the condition precedent in relation to completion of the Rights Issue and the Convertible Notes Subscription).

In the event that any of the above conditions precedent (which have not previously been waived by the Company) have not been fulfilled on or before 5:00 p.m. on 31 July 2005 (or such later date as may be agreed by the parties in writing), the Convertible Notes Subscription Agreement shall lapse and be of no further effect and no party to the Convertible Notes Subscription Agreement shall have any claim against or liability or obligation to other parties under the Convertible Notes Subscription Agreement.

Completion of the Convertible Notes Subscription

Completion shall take place at 4:00 p.m. on the fourth business day following the date on which the Company is notified by Ruili of fulfilment of all the conditions precedent.

Principal terms of the Convertible Notes

Aggregate principal amount of the Convertible Notes under the Convertible Notes Subscription:	HK$170 million
Initial Conversion Price:	HK$0.12 per Conversion Share, subject to adjustments in certain events including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue
Interest rate:	Zero coupon
Maturity date:	The day immediately preceding the fifth anniversary of the date of issue of the Convertible Notes (the "Maturity Date")
Redemption:	Unless previously converted and cancelled, Ruili will redeem each Convertible Note on the Maturity Date at the redemption amount which is 110% of the principal amount of the Convertible Note outstanding
Transferability:	The Convertible Notes may only be transferred if the transfer is approved by Ruili and in particular, the Convertible Notes may not be transferred to a connected person of Ruili without the prior written consent of Ruili
Conversion period:	The holders of the Convertible Notes shall have the right to convert on any business day after the date of issue of the Convertible Notes up to and including the date prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Notes into the Conversion Shares at the then prevailing conversion price
Voting:	A holder of the Convertible Notes will not be entitled to receive notice of, attend or vote at any meeting of Ruili by reason only of it being a holder of the Convertible Notes
Listing:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. An application will be made by Ruili for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Notes
Ranking:	The Convertible Notes will rank pari passu with all other present and future unsecured and unsubordinated obligations of Ruili

The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Notes will rank pari passu in all respects with all other existing Ruili Shares outstanding at the date of conversion of the Convertible Notes. On conversion of any Convertible Notes by a holder who is, or who would as a result of being issued the Conversion Shares to which it is entitled become, a connected person of Ruili or a person not considered as a member of "the public" under Rule 8.24 of the Listing Rules from time to time, Ruili shall be entitled to defer the issue and allotment of Conversion Shares to such time as shall be required for it to ensure that immediately upon the issue and allotment of such Conversion Shares, the public float of the Ruili Shares will not fall below the limits prescribed under the Listing Rules.

Based on the terms of the Convertible Notes, the expected yield to maturity of the Convertible Notes is approximately 1.9% per annum.

Conversion Shares

Upon full conversion of the HK$170 million Convertible Notes to be issued under the Convertible Notes Subscription at the Initial Conversion Price, a total of 1,416,666,666 Conversion Shares will be issued, representing approximately 263.0% of the existing issued share capital of Ruili and approximately 72.5% of the issued share capital of Ruili as enlarged by the issue of such Conversion Shares at the Initial Conversion Price.

Conversion price

The initial conversion price of HK$0.12 per Conversion Share was arrived at after arm's length negotiation between the Company and Ruili represents:

(i) a discount of approximately 50.4% to the closing price of approximately HK$0.242 per Ruili Share as quoted on the Stock Exchange on 18 April 2005, being the last full trading day immediately before trading in the Ruili Shares was suspended pending the release of the Announcement;

(ii) a discount of approximately 50.7% to the average closing price of approximately HK$0.2433 per Ruili Share as quoted on the Stock Exchange for the last 10 full trading days up to and including 18 April 2005; and

(iii) a discount of approximately 11.4% of the theoretical ex-rights price of approximately HK$0.1355 per Ruili Share, calculated on the basis of the closing price of HK$0.242 per Ruili Share on 18 April 2005.

The Ruili Group had net liabilities of approximately HK$36,000 as at 31 December 2004 and therefore a comparison of the initial conversion price to the net assets value of the Ruili Group is not available.

Information on Ruili

The Ruili Group is principally engaged in trading of digital cameras, games, multimedia electronic products and telecommunication and high technology components.

The Ruili Group suffered audited net loss of approximately HK$104.6 million for the year ended 30 June 2003. Excluding a gain on disposal of subsidiaries which was non-recurring, the audited net loss of the Ruili Group was amounted to approximately HK$30.8 million for the year ended 30 June 2004. For the six months ended 31 December 2004, a net loss of approximately HK$10.4 million was recorded.

Ruili announced the Proposed Acquisition of 49% interest in Galaxy in the Announcement. The Galaxy Group is principally engaged in pay-television business in Hong Kong and teleport business which includes the provision of satellite uplink and playback services. The major assets of the Galaxy Group are the satellite antenna structure and broadcasting and transmitting equipments and Galaxy currently holds the Pay TV License and other satellite telecommunication licences issued by the government of Hong Kong.

Shareholding interest in Ruili

In the event the Company is required to take the 320 million Rights Shares pursuant to its obligation under the Underwriting Agreement, the Company will be interested in about 14.9% of the issued share capital of Ruili as enlarged by the Rights Issue. Assuming the Company is required to take up the Rights Shares mentioned above and upon conversion of the entire HK$170 million Convertible Notes held by it, the Company will be interested in about 48.6% of the issued share capital of Ruili as enlarged by the Rights Issue and the issue of the Conversion Shares as a result of the exercise of the conversion rights attached to the Convertible Notes held by the Company.

Pursuant to the Convertible Notes Placing Agreement, Ruili engaged Tai Fook as its placing agent to procure placees, on a best effort basis, to subscribe for the Convertible Notes in cash up to a principal amount of HK$130 million. The terms of these Convertible Notes including the initial conversion price are identical with those of the Convertible Notes subscribed by the Company. Assuming the Company is required to take up the 320 million Rights Shares under the Underwriting Agreement and upon full conversion of the Convertible Notes held by the Company and the placees procured by Tai Fook as mentioned above, the Company will be interested in about 37.3% in the issued share capital of Ruili as enlarged by the Rights Issue and the issue of the Conversion Shares as a result of the exercise of the conversion rights attached to the Convertible Notes held by the Company and the placees procured by Tai Fook. Details of the shareholdings structure of Ruili were set out in the Announcement.

Reasons for the Company to enter into the Underwriting Agreement and the Convertible Notes Subscription Agreement

The Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories and securities trading. The Group has also made strategic investments in companies which engage in information technology, supply of household consumer products and other businesses.

The Board is confident about the future prospect of the pay-television business in Hong Kong. Given the limited access to the industry, the Company considers that it is in its interest to secure the opportunity to diversify into the pay-television business through the Convertible Notes Subscription. Currently, there are only three pay-television licences in Hong Kong, including Galaxy, Hong Kong Cable Television Limited and PCCWVOD Limited. The Convertible Notes Subscription will give the Company flexibility to adopt a wait-and-see approach. The Company can acquire a controlling stake in Ruili through exercise of the conversion rights attaching to the Convertible Notes at a time when the business model of the pay-television operation conducted by Galaxy proved to be successful and Galaxy attains a critical mass of viewers. In the event that Galaxy obtains a listing of its shares on any stock exchange in the future, the Company may also gain an attractive return from this investment. Besides the Convertible Notes Subscription, the Company has also agreed to underwrite part of the Rights Shares to be issued by Ruili. The maximum exposure to the Company under the Rights Issue is limited. The

Subscription Price of HK$0.10 per Rights Share is lower than the conversion price of HK$0.12 per Conversion Share under the terms of the Convertible Notes. In the circumstances, the Company considers it beneficial to participate in the Rights Issue as an underwriter. This gives the Company an opportunity to acquire a substantial interest in Ruili and indirectly participate in the pay-television business. Such opportunity will otherwise not be available to the Company which is not a shareholder of Ruili.

The Company is entering into the Underwriting Agreement and the Convertible Notes Subscription Agreement as a financial investor. The Company has no present intention immediately to convert the Convertible Notes. In the event that the Company is required to take up the entire Rights Shares underwritten by it, the Company will become a substantial shareholder of Ruili and such interest will be equity accounted in the books of the Company. Accordingly, the aforesaid transactions would not result in a change of the existing principal businesses or business focus of the Company and its subsidiaries. In addition, the Company has no present intention to place down the entire Rights Shares.

The Company has recently entered into certain transactions (the "Previous Transactions"), details of which are set out in the Company's announcements dated 19 April 2005 and 20 April 2005 respectively. The Board has reviewed its financial capability prior to agreeing to taking into further commitments under the Underwriting Agreement and the Convertible Notes Subscription. According to the Company's latest published accounts made up for the six months ended 30 September 2004, the Company had total assets of approximately HK$3,493 million and net assets of approximately HK$1,827 million as at 30 September 2004. Given this asset backing, the Company is confident that it will be able to source additional funding in the debt and/or equity market. The Board is therefore confident that the Group would have the financial capability, sufficient resources and working capital to complete the Previous Transactions, the Rights Issue and the Convertible Notes Subscription through internal resources and/or debt financing and/or equity financing.

The Company has no present intention to immediately convert the Convertible Notes. The Company will fully comply with the relevant requirements of the Listing Rules and/or the applicable requirements of the Takeovers Code at a time when conversion of the Convertible Notes triggers any obligations on the part of the Company under the Listing Rules or the Takeovers Code. The Company will make a further announcement as and when appropriate in this respect. The Stock Exchange has indicated that it may aggregate the transactions in accordance with the Listing Rules which is effective from time to time.

Currently, the Company has no intention to nominate directors to the board of directors of Ruili. However, in the event that the Company is required to take up any Rights Shares pursuant to the Underwriting Agreement and as a result becomes a substantial shareholder of Ruili, the Company may consider seeking appointment of its nominee(s) to the board of directors of Ruili for the purpose of protecting its interest in Ruili as a substantial shareholder. The SFC has indicated that it would then re-consider whether there would be any effective change in control of Ruili, taking into consideration all relevant factors at that time, including the change in the composition of the board of directors of Ruili. The Company will take note of the relevant provisions of the Takeovers Code in respect of any change of control of Ruili and will make all necessary and full compliance of the requirements in accordance with the Takeovers Code.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the shares, underlying shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held in the Company	Approximate % of the ordinary issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(refer to notes)*	Long position	Interest of controlled corporation	Corporate interest	45,798,813	20.48%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	1,750,000	0.78%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per Share *HK$*	Approximate % of the ordinary issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.79%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.45%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Chan Kwok Hung	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	0.78%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%

(c) Interests in associated corporation (as defined in the SFO) of the Company

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in CSHL	Approximate % of the ordinary issued share capital of CSHL
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.55% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 49.58% of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

(ii) Interests in PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per share S$	Approximate % of the issued share capital of PSC
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.105	0.27%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.105	0.11%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors and chief executives of the Company, as at the Latest Practicable Date, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares of the Company

Name of Shareholders	*Note*	Long Position/ Short Position	Capacity	No. of Shares of the Company held	No. of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the ordinary issued share capital of the Company
Ms. Ng Yuen Lan, Macy	*1*	Long Position	Interest of spouse	45,798,813	-	20.48%
Ms. Ng Yuen Lan, Macy	*1*	Long Position	Interest of spouse	-	5,600,000	2.50%
Dr. Chan	*1*	Long Position	Interest of controlled corporation	45,798,813	-	20.48%
Dr. Chan	*1*	Long Position	Beneficial owner	-	5,600,000	2.50%
Chinaview	*1*	Long Position	Interest of controlled corporation	45,798,813	-	20.48%

Name of Shareholders	*Note*	Long Position/ Short Position	Capacity	No. of Shares of the Company held	No. of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the ordinary issued share capital of the Company
Galaxyway	*1*	Long Position	Interest of controlled corporation	45,798,813	-	20.48%
ITC	*1*	Long position	Interest of controlled corporation	45,798,813	-	20.48%
ITC Investment	*1*	Long position	Interest of controlled corporation	45,798,813	-	20.48%
Mankar Assets Limited ("Mankar")	*1*	Long position	Interest of controlled corporation	45,798,813	-	20.48%
Famex Investment Limited ("Famex")	*1*	Long position	Beneficial owner	45,798,813	-	20.48%
OZ Management, L.L.C.	*2*	Long position	Investment manager	11,976,000	-	5.36%
OZ Master Fund, Ltd.	*2*	Long position	Beneficial owner	11,642,000	-	5.21%
Deutsche Bank Aktiengesellschaft		Long position	Beneficial owner	2,700,400	-	1.21%
Deutsche Bank Aktiengesellschaft		Long position	Security interest	17,570,000	-	7.86%
Christian Toggenburger		Long position	Beneficial owner	11,342,536	-	5.07%
Christian Toggenburger		Long position	Interests held jointly with another person	2,741,464	-	1.23%
Aeneas Capital Management LP		Long position	Investment manager	11,896,000	-	5.32%

Notes:

1. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

2. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are investment funds managed by OZ Management, L.L.C. OZ Management, L.L.C. is the legal shareholder of 11,976,000 shares in the Company which are held by OZ Management, L.L.C. as investment manager on behalf of OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc.. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are each beneficially interested in 11,642,000 shares, 146,000 shares and 188,000 shares in the Company, respectively.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% of the ordinary issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte. Ltd.	Great Wealth Capital Ltd.	21.5%
	Picador International Ltd.	20%
Memorex Holdings Limited	Global Media Limited	35%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with the Company which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, interests of the Directors in competing businesses required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Dr. Chan	CSHL *(Note)*	Property investment and development in the PRC	Chairman and Chief Executive Officer
	Paul Y. *(Note)*	Property investment and development in the PRC	Substantial shareholder and Chairman
Dr. Yap, Allan	CSHL *(Note)*	Property investment and development in the PRC	Vice Chairman
	Wing On Travel (Holdings) Limited ("Wing On") *(Note)*	Property investment in the PRC	Executive Director
Mr. Lui Siu Tsuen, Richard	CSHL *(Note)*	Property investment and development in the PRC	Alternate Director to Dr. Yap, Allan, Vice Chairman
	Wing On *(Note)*	Property investment in the PRC	Executive Director
Mr. Chan Kwok Hung	CSHL *(Note)*	Property investment and development in the PRC	Alternate Director to Dr. Chan Kwok Keung, Charles, Chairman and Chief Executive Officer
Mr. Cheung Hon Kit	A non wholly-owned subsidiary of CSHL	Property investment and development in the PRC	Director
	Paul Y. *(Note)*	Property investment and development in the PRC	Executive Director
	Wing On *(Note)*	Property investment in the PRC	Managing Director

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Mr. Fok Kin-ning, Canning	Cheung Kong (Holdings) Limited ("CKH") *(Note)*	Information technology, e-commerce and new technology Investment in securities Property investment and development in the PRC	Non-executive Director
	Cheung Kong Infrastructure (Holdings) Limited *(Note)*	Information technology, e-commerce and new technology Securities investment	Deputy Chairman
	Hutchison Global Communications Holdings Limited *(Note)*	IT solution	Chairman
	Hutchison Harbour Ring Limited ("HHR") *(Note)*	Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology Property holding and investment, leasing of properties in the PRC	Chairman
	Hutchison Telecommunications International Limited *(Note)*	IT solution	Chairman

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
	Hutchison Whampoa Limited *(Note)*	Distribution of computer products Finance and investment Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics, premium products and mobile, phone packaging New technology IT solution Property development and investment in the PRC	Group Managing Director
Ms. Shih, Edith	HHR *(Note)*	Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology Property holding and investment, leasing of properties in the PRC	Executive Director

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
	Hutchison International Limited *(Note)*	Finance and investment Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology IT solution Property development and investment in the PRC	Executive Director
Mr. Ip Tak Chuen, Edmond	CKH *(Note)*	Investment in securities Information technology, e-commerce and new technology Property development and investment in the PRC	Executive Director

Note: Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

Other than as disclosed above, none of the Directors or their respective associates are interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

(b) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(c) The company secretary of the Company is Ms. Cheng Wai Chu, Judy, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(d) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and the principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(e) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) 本公司之公司秘書為鄭慧珠女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會之會員。

(d) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(e) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
	和記企業有限公司 *(附註)*	金融及投資 製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 資訊科技解決方案 於中國從事物業發展及投資	執行董事
葉德銓先生	長實 *(附註)*	證券投資 資訊科技、電子商貿及新科技 於中國從事物業發展及投資	執行董事

附註： 上述業務可透過附屬公司、關連公司或以其他投資方式經營。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人士於本集團業務以外擁有與本集團業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

6. 其他事項

(a) 本通函之中、英文版本如有歧異，須以英文版本為準。

(b) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
	和記黃埔有限公司 *(附註)*	電腦產品分銷 金融及投資 製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 資訊科技解決方案 於中國從事物業發展及投資	集團董事總經理
施熙德女士	和記港陸 *(附註)*	製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 於中國從事物業持有及投資、物業租賃	執行董事

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
霍建寧先生	長江實業(集團)有限公司(「長實」)*(附註)*	資訊科技、電子商貿及新科技 證券投資 於中國從事物業投資及發展	非執行董事
	長江基建集團有限公司*(附註)*	資訊科技、電子商貿及新科技 證券投資	副主席
	和記環球電訊控股有限公司*(附註)*	資訊科技解決方案	主席
	和記港陸有限公司(「和記港陸」)*(附註)*	製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子及優質產品及流動電話包裝 新科技 於中國從事物業持有及投資、物業租賃	主席
	和記電訊國際有限公司*(附註)*	資訊科技解決方案	主席

5. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
陳博士	中策（附註）	於中國從事物業投資及發展	主席兼行政總裁
	保華德祥（附註）	於中國從事物業投資及發展	主要股東兼主席
Yap, Allan博士	中策（附註）	於中國從事物業投資及發展	副主席
	永安旅遊（控股）有限公司（「永安」）（附註）	於中國從事物業投資	執行董事
呂兆泉先生	中策（附註）	於中國從事物業投資及發展	副主席Yap, Allan博士之替任董事
	永安（附註）	於中國從事物業投資	執行董事
陳國鴻先生	中策（附註）	於中國從事物業投資及發展	主席兼行政總裁陳國強博士之替任董事
張漢傑先生	一間中策之非全資附屬公司	於中國從事物業投資及發展	董事
	保華德祥（附註）	於中國從事物業投資及發展	執行董事
	永安（附註）	於中國從事物業投資	董事總經理

(b) 本集團其他成員公司之主要股權

於最後實際可行日期,就本公司董事及主要行政人員所知悉,以下各方(本公司董事或主要行政人員除外)直接或間接於有權在任何情況下於本集團任何成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益:

附屬公司名稱	股東名稱	已發行普通股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte. Ltd.	Great Wealth Capital Ltd.	21.5%
	Picador International Ltd.	20%
Memorex Holdings Limited	Global Media Limited	35%

除上文所披露者外,就本公司董事及主要行政人員所知悉,於最後實際可行日期,概無任何人士於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉,或直接或間接於有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

3. 訴訟

於最後實際可行日期,本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁,而就董事所知,本公司或其任何附屬公司亦無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期,各董事概無與本公司訂立任何本集團不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

股東名稱	附註	好倉／淡倉	身份	持有本公司股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行普通股本概約百分比
Galaxyway	1	好倉	受控公司之權益	45,798,813	–	20.48%
德祥企業	1	好倉	受控公司之權益	45,798,813	–	20.48%
ITC Investment	1	好倉	受控公司之權益	45,798,813	–	20.48%
Mankar Assets Limited (「Mankar」)	1	好倉	受控公司之權益	45,798,813	–	20.48%
其威投資有限公司 (「其威」)	1	好倉	實益擁有人	45,798,813	–	20.48%
OZ Management, L.L.C.	2	好倉	投資經理	11,976,000	–	5.36%
OZ Master Fund, Ltd.	2	好倉	實益擁有人	11,642,000	–	5.21%
Deutsche Bank Aktiengesellschaft		好倉	實益擁有人	2,700,400	–	1.21%
Deutsche Bank Aktiengesellschaft		好倉	證券權益	17,570,000	–	7.86%
Christian Toggenburger		好倉	實益擁有人	11,342,536	–	5.07%
Christian Toggenburger		好倉	與其他人士共同持有之權益	2,741,464	–	1.23%
Aeneas Capital Management LP		好倉	投資經理	11,896,000	–	5.32%

附註：

1. 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份（有關非上市股本衍生工具）中擁有權益。

2. OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.均為由OZ Management, L.L.C. 管理之投資基金。OZ Management, L.L.C. 為11,976,000股本公司股份之合法股東；OZ Management, L.L.C. 乃以投資經理之身份代表OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.持有有關股份。OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.各實益持有11,642,000股、146,000股及188,000股本公司股份。

(ii) 普威集團有限公司(「普威集團」)之權益

董事名稱	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 新加坡元	普威集團已發行股本概約百分比
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.105	0.27%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.105	0.11%

除上文所披露者外,於最後實際可行日期,本公司董事及主要行政人員概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則通知本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就本公司董事及主要行政人員所知悉,於最後實際可行日期,以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉:

(a) 本公司股份之權益

股東名稱	附註	好倉／淡倉	身份	持有本公司股份數目	持有相關股份數目(本公司非上市股本衍生工具)	本公司已發行普通股本概約百分比
伍婉蘭女士	1	好倉	配偶權益	45,798,813	–	20.48%
伍婉蘭女士	1	好倉	配偶權益	–	5,600,000	2.50%
陳博士	1	好倉	受控公司之權益	45,798,813	–	20.48%
陳博士	1	好倉	實益擁有人	–	5,600,000	2.50%
Chinaview	1	好倉	受控公司之權益	45,798,813	–	20.48%

(b) *本公司股本衍生工具(定義見證券及期貨條例)之權益*

董事名稱	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 港元	本公司已發行普通股本概約百分比
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.79%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Yap, Allan 博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.45%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
陳國鴻先生	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	0.78%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%

(c) *本公司聯繫公司(定義見證券及期貨條例)之權益*

(i) *中策集團有限公司(「中策」)之股份權益*

董事名稱	好倉／淡倉	身份	權益性質	持有中策股份數目	中策已發行普通股本概約百分比
陳博士	好倉	受控公司之權益(*附註*)	公司權益	258,819,795	29.36%

附註:

陳博士擁有Chinaview所有權益,而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)全部已發行普通股本約33.55%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本約49.58%權益。保華德祥擁有Paul Y. – ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG擁有Great Decision Limited(「GDL」)所有權益,而GDL則擁有Calisan Developments Limited(「Calisan」)所有權益。

故此,陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之中策258,819,795股股份。

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致令本通函內之任何聲明含有誤導成份。

2. 權益披露

(i) 董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司及其聯繫公司（依據證券及期貨條例（「證券及期貨條例」）第XV部之定義）之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）通知本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉），或(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之權益及淡倉如下：

(a) 本公司股份之權益

董事名稱	好倉／淡倉	身份	權益性質	持有本公司股份數目	本公司已發行普通股本概約百分比
陳國強博士（「陳博士」）*(見附註)*	好倉	受控公司之權益	公司權益	45,798,813	20.48%
呂兆泉先生	好倉	實益擁有人	個人權益	1,750,000	0.78%

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述，並與該段所述之權益完全相同。

條款項下每股兌換股份0.12港元之兌換價。在此情況下，本公司認為，以包銷商身份參與供股實為有利。此舉使得本公司可藉此收購瑞力之主要權益，並間接參與收費電視業務。否則，本公司以非瑞力股東身份將不會獲得上述機會。

本公司以財務投資者身份訂立包銷協議及可兌換票據認購協議。本公司目前無意即時兌換可兌換票據。倘本公司須認購由其包銷之所有供股股份，本公司將成為瑞力主要股東而該權益將以股權記錄於本公司之賬目。因此，上述交易將不會導致本公司及其附屬公司之現有主要業務或業務重點出現變動。此外，本公司目前無意配售所有供股股份。

本公司最近進行若干交易（「前期交易」），交易詳情分別載於本公司日期為二零零五年四月十九日及二零零五年四月二十日之公佈。董事會於同意就包銷協議及可兌換票據認購作出進一步承諾前，已審閱其財務能力。根據本公司截至二零零四年九月三十日止六個月之最近期公佈賬目，本公司於二零零四年九月三十日之總資產約為3,493,000,000港元及淨資產約為1,827,000,000港元。鑒於此資產支持，本公司有信心能夠於債務及／或股票市場提供額外資金。董事會因此有信心本集團擁有財務能力、足夠資源及流動資金，透過內部資源及／或債務融資及／或股本融資完成前期交易、供股及可兌換票據認購。

本公司目前無意即時兌換可兌換票據。本公司將會在可兌換票據將兌換之時會觸發本公司於上市規則或收購守則項下之任何責任時，全面遵守上市規則之有關規定及／或收購守則之適用規定。本公司將會就此於適當時另行刊發公佈。聯交所表示，其或會遵照不時生效之上市規則將交易之金額綜合計算。

現時本公司並無意向瑞力董事會提名董事。然而，倘本公司須根據包銷協議認購任何供股股份而因此成為瑞力主要股東，本公司可考慮委任其代表至瑞力董事會，以保障其作為瑞力主要股東之權益。證監會表示於考慮屆時之所有相關因素，包括瑞力董事會之組成後，其將再考慮瑞力之控制上是否出現實際改動。本公司將留意收購守則有關瑞力控制上之任何變動之規定，並將完全遵照收購守則之規定及作出一切所須之行動。

一般資料

閣下敬請垂注本通函附錄所載之其他資料。

此　致

列位股東　台照
根據本公司購股權計劃授出之
購股權之持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零五年五月二十四日

截至二零零三年六月三十日止年度，瑞力集團錄得經審核虧損淨額約104,600,000港元。截至二零零四年六月三十日止年度，除出售附屬公司收益（乃非經常性項目）外，瑞力集團之經審核虧損淨額達約30,800,000港元。截至二零零四年十二月三十一日止六個月，錄得虧損淨額約10,400,000港元。

瑞力已於該公佈內宣佈收購銀河49%權益之建議。銀河集團主要在香港從事收費電視業務及衛星港業務，包括提供衛星訊號上傳及放送服務。銀河集團之主要資產是衛星天線架構及廣播和傳輸設備，銀河現時亦擁有由香港政府發出之收費電視牌照和其他衛星通訊牌照。

瑞力之持股權益

倘本公司須根據其於包銷協議項下之責任認購320,000,000股供股股份，本公司將於經供股擴大之瑞力已發行股本中擁有約14.9%之權益。假設本公司須認購上述供股股份，並於悉數兌換本公司持有之170,000,000港元可兌換票據後，本公司將因行使其持有之可兌換票據所附之兌換權而擁有瑞力經供股及發行兌換股份後擴大之已發行股本約48.6%。

根據可兌換票據配售協議，瑞力委聘大福為其配售代理，藉以盡力促使承配人以現金認購本金額最多為130,000,000港元之可兌換票據。該等可兌換票據之條款（包括初步兌換價）與本公司已認購之可兌換票據之條款相同。假設本公司須認購包銷協議項下320,000,000股供股股份，並於本公司及上述大福促請之承配人悉數兌換持有之可兌換票據後，本公司將因行使其及大福促請之承配人持有之可兌換票據所附之兌換權而擁有瑞力經供股及發行兌換股份後擴大之已發行股本約37.3%權益。該公佈載有瑞力之持股架構詳情。

本公司訂立包銷協議及可兌換票據認購協議之理由

本集團主要從事買賣電腦相關產品及消費電子產品，其中包括生產、分銷及推廣數據儲存媒體（主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD），分銷及推廣電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦對從事資訊科技、提供家用消費產品及其他業務之公司進行策略性投資。

董事會對香港收費電視業務之未來前景滿懷信心。鑒於加入此工業受到規限，本公司認為，抓緊機遇以可兌換票據認購方式參與收費電視業務符合本身利益。目前，香港僅發出三個收費電視牌照，包括銀河、香港有線電視有限公司及PCCWVOD Limited。可兌換票據認購將為本公司提供靈活性，以採納伺機而出之策略。在銀河經營收費電視之業務模式被證實乃成功及銀河達到決定性觀眾數目之時，本公司可藉行使可兌換票據所附兌換權而取得於瑞力之控股權。倘銀河股份日後獲准在任何證券交易所上市，本公司亦可自此項投資獲得吸引回報。除可兌換票據認購外，本公司亦同意包銷將由瑞力發行之部份供股股份。本公司於供股項下之最高承擔有限。每股供股股份0.10港元之認購價低於可兌換票據

因行使可兌換票據所附兌換權而將予發行之兌換股份將與可兌換票據兌換之日瑞力所有其他現有已發行股份享有相同權益。當瑞力關連人士或獲發行享有之兌換股份成為瑞力關連人士或根據當時上市規則第8.24條不被視為「公眾」人士之可兌換票據持有人進行兌換時，瑞力有權按需要將發行及配發兌換股份之時間延後，以確保緊隨發行及配發該等兌換股份後，瑞力股份之公眾持股量將不會下降至低於上市規則所規定之限額。

根據可兌換票據之條款，可兌換票據到期時之預期收益率約為每年1.9%。

兌換股份

待根據可兌換票據認購將予發行價值170,000,000港元之可兌換票據按初步兌換價全面兌換後，將發行合共1,416,666,666股兌換股份，佔瑞力現有已發行股本約263.0%及經按初步兌換價發行該等兌換股份而擴大後瑞力已發行股本約72.5%。

兌換價

初步兌換價為每股兌換股份0.12港元，乃經本公司及瑞力按公平基準磋商釐定。初步兌換價較：

(i) 於二零零五年四月十八日（即緊接瑞力股份暫停買賣以待發表該公佈之日前之最後完整交易日）在聯交所所報之收市價每股瑞力股份約0.242港元折讓約50.4%；

(ii) 截至及包括二零零五年四月十八日止最後10個完整交易日在聯交所所報之平均收市價每股瑞力股份約0.2433港元折讓約50.7%；及

(iii) 每股瑞力股份除權理論價約0.1355港元（按於二零零五年四月十八日之收市價每股瑞力股份0.242港元計算）折讓約11.4%。

瑞力集團於截至二零零四年十二月三十一日之淨負債約為36,000港元，故並無比較初步兌換價與瑞力集團之資產淨值。

瑞力之資料

瑞力集團主要從事數碼相機、電子遊戲機、多媒體電子產品及電訊和高科技配件銷售。

可兌換票據認購之完成

可兌換票據認購將於本公司獲瑞力通知達成所有先決條件當日後第四個營業日下午四時完成。

可兌換票據之主要條款

根據可兌換票據認購可兌換票據之本金總額：	170,000,000港元
初步兌換價：	每股兌換股份0.12港元，可根據若干項事項予以調整（其中包括）股份合併、拆細股份、資本化發行、資本分派及供股
息率：	零息率
到期日：	緊接可兌換票據發行日期滿五週年前之日（「到期日」）
贖回：	除非先前已兌換及註銷，瑞力將於到期日以相等於尚未行使可兌換票據本金額之110%之贖回款項贖回每份可兌換票據
可轉讓性：	可兌換票據僅可於轉讓獲瑞力批准方可予以轉讓，尤其是可兌換票據在未經瑞力書面同意前不得轉讓予瑞力之關連人士
兌換期：	可兌換票據持有人有權於可兌換票據發行之日後直至及包括到期日前之任何營業日，按當時之兌換價將全部或部份（500,000港元或其完整倍數）可兌換票據之本金額兌換為兌換股份
投票：	可兌換票據持有人將無權僅因其為可兌換票據持有人之身份而收取瑞力任何會議之通知，或出席或於會上投票
上市：	本公司將不會申請將可兌換票據在聯交所或任何其他證券交易所上市。瑞力將申請批准因行使可兌換票據所附兌換權而將予發行之兌換股份上市及買賣
地位：	可兌換票據將與瑞力所有其他現有及日後無抵押及非附屬債務享有相同權益

可兌換票據之認購

可兌換票據認購協議

日期： 二零零五年四月二十一日

訂約方： 發行人： 瑞力

認購人： 本公司

待下文所載可兌換票據認購之條件達成後，本公司將認購及瑞力將向本公司配發並發行本金額合共170,000,000港元之可兌換票據，總現金代價170,000,000港元。瑞力將就可兌換票據認購所得之款項淨額約為169,500,000港元。經作出一切合理查詢後，就董事所知，瑞力董事、瑞力、瑞力附屬公司及彼等之聯繫人士並非本公司之關連人士。

可兌換票據認購之條件

可兌換票據認購之完成須待（其中包括）以下條件達成後，方可作實：

(i) 聯交所上市委員會授予（不論無條件或以本公司及瑞力在合理情況下不反對之條件）兌換股份上市及買賣；

(ii) 聯交所批准（不論無條件或以本公司及瑞力在合理情況下不反對之條件）發行可兌換票據，或瑞力並無接獲聯交所反對發行可兌換票據；

(iii) 於瑞力之股東特別大會上通過批准可兌換票據認購協議及發行有關之可兌換票據、瑞力配發及發行兌換股份、股本重組及供股之決議案；

(iv) 股本重組生效；

(v) 供股完成;及

(vi) 達成收購協議之先決條件（有關供股及可兌換票據認購完成之先決條件除外）

倘上述任何先決條件（先前未獲本公司豁免者）於二零零五年七月三十一日下午五時或之前（或訂約方以書面議定之其他日期）未能達成，則可兌換票據認購協議將作廢及不再生效，而可兌換票據認購協議之訂約方不得對可兌換票據認購協議項下之其他方作出任何索償，亦無任何負債或責任。

余先生及陳博士之承諾

於包銷協議日期，余先生擁有34,382,453股瑞力股份之權益，佔瑞力現有已發行股本約6.4%，而陳博士擁有25,000,000股瑞力股份之權益，佔瑞力現有已發行股本約4.6%。余先生及陳博士各已承諾分別認購根據供股暫定配發予彼等之103,147,359股供股股份及75,000,000股供股股份。

終止包銷協議

倘發生下列事件，大福（代表包銷商）可於結算日下午四時正之前任何時間以書面通知瑞力終止包銷協議所載之安排：

(i) 頒布任何新法例或法規或更改任何現有法例或法規（或其司法詮釋）；或

(ii) 發生任何地區、國家或國際事件或變動（不論是否構成於本通函發表日期之前及／或之後發生或持續發生之連串事件或變動之一部份），而性質乃屬政治、軍事、財政、經濟或貨幣（包括港幣與美利堅合眾國貨幣之聯繫匯率制度之改變）或其他性質（不論是否與上述屬同類性質），或性質乃屬任何地區、國家、國際間爆發之武裝衝突或敵對或敵對升級或武裝衝突，或影響當地證券市場；或

(iii) 發生任何天災、戰爭、暴動、擾亂公共秩序、民變、火災、水災、爆炸、流行疫疾、恐怖份子襲擊、罷工或封鎖；或

(iv) 瑞力集團整體之財政或經營狀況出現任何重大不利變動；或

(v) 基於特殊財政狀況或其他原因，對瑞力股份於聯交所之一般買賣實施任何禁制、暫停或重大限制或上述各項生效；或

(vi) 任何第三方人士對瑞力集團任何成員公司提出就瑞力集團整體而言屬於或可能屬於重大之任何訴訟或索償，

且大福（代表包銷商）在合理情況下認為該變動會對瑞力集團之整體業務或財政或貿易狀況或前景造成嚴重及不利影響，或對供股之順利進行造成嚴重及不利影響，或不宜或不應進行供股。

包銷商亦有權於結算日下午四時之前發出書面通知以撤銷包銷協議：

(a) 包銷商獲悉瑞力嚴重違反包銷協議所載任何保證或承諾；或

(b) 包銷商獲悉任何特別事項。

倘包銷商終止或撤銷包銷協議，則供股將不會進行。

此外，瑞力建議進行股本重組，當中將涉及(i)藉註銷瑞力已繳股本至每股已發行瑞力股份0.39港元而將每股已發行瑞力股份之面值由0.40港元減至0.01港元；及註銷瑞力股份溢價賬之進賬約28,700,000港元；(ii)註銷全部法定但未發行瑞力股份及其後藉增設49,461,443,889股每股面值0.01港元之經調整股份，將瑞力法定股本增至500,000,000港元。

根據上市規則，根據包銷協議及可兑換票據認購協議擬進行之交易構成本公司之一項須予披露交易。

包銷協議

日期：	二零零五年四月二十一日
發行人：	瑞力
包銷商：	本公司及大福
所包銷之供股股份數目：	合共1,437,520,974股供股股份，其中320,000,000股供股股份（佔瑞力經供股擴大後已發行股本約14.9%）由本公司包銷及1,117,520,974股供股股份（佔瑞力經供股擴大後已發行股本約51.9%）由大福包銷。其餘178,147,359股不包括於包銷協議內之供股股份將由余先生及陳博士根據彼等之承諾認購（見下文所述）。
認購價：	每股供股股份0.10港元
佣金：	包銷股份之認購價總額之2%，預期約2,900,000港元。

供股須待先決條件達成後，方可作實。倘先決條件未能達成及／或根據包銷協議獲豁免，則訂約各方於包銷協議項下之一切責任將告終止，而訂約各方概不得向其他方作出任何索償。現預期供股將於二零零五年七月八日成為無條件。該公佈載有有關供股之詳情（包括上述先決條件）。

包銷協議之條款乃由本公司、瑞力及大福於經公平磋商後按一般商業條款協定。包銷協議規定，倘有任何未獲認購之供股股份，本公司將須認購或促使他人認購首批未獲認購之供股股份，數目最多達其承諾之320,000,000股供股股份，及大福將認購或促使他人認購其餘未獲認購之供股股份，即320,000,000股以外之供股股份。倘本公司須根據其於包銷協議項下之責任認購320,000,000股供股股份，本公司將於經供股擴大後瑞力之已發行股本中擁有約14.9%權益。

經作出一切合理查詢後，就董事所知，瑞力董事、瑞力、瑞力之附屬公司及彼等各自之聯繫人士並非本公司之關連人士。

本公司之日常業務範圍並不包括證券發行之包銷。本公司之主要業務詳情載於下列標題為「本公司訂立包銷協議及可兑換票據認購協議之理由」一段。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

執行董事：—
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

非執行董事：—
霍建寧先生
施熙德女士 *(霍建寧先生之替任董事)*
葉德銓先生
張漢傑先生

獨立非執行董事：—
袁天凡先生
郭嘉立先生
黃景霖先生

註冊辦事處：—
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：—
香港九龍
觀塘鴻圖道51號
保華企業中心8樓

敬啟者：

須予披露交易
就有關包銷協議
及
可兌換票據認購

緒言

於二零零五年四月二十九日，本公司宣佈於二零零五年四月二十一日與瑞力及大福訂立了包銷協議，內容有關瑞力將進行之包銷供股。根據包銷協議，本公司將予認購之供股股份上限為320,000,000股供股股份，認購價為每股供股股份0.10港元。此外，本公司與瑞力於二零零五年四月二十一日訂立可兌換票據認購協議，據此，本公司將認購及瑞力將向本公司配發及發行本金總額170,000,000港元之可兌換票據，總現金代價170,000,000港元。誠如該公佈所披露，瑞力擬將供股及可兌換票據認購之所得款項，撥作支付其收購銀河49%權益約336,300,000港元之部份代價。該公佈載有有關上述收購事項及供股之詳情。

* *僅供識別*

「包銷股份」	指	1,437,520,974股供股股份，即根據供股將予發行之供股股份總數減余先生及陳博士同意及承諾將予認購之供股股份
「賣方」	指	TVB Satellite TV Holdings Limited，電視廣播有限公司之全資附屬公司，其證券於聯交所主板上市
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比

「供股股份」	指	根據供股建議將予發行之1,615,668,333股經調整股份
「瑞力」	指	瑞力控股有限公司，一家於百慕達註冊成立之有限公司，其已發行股份在聯交所主板上市
「瑞力集團」	指	瑞力及其附屬公司
「瑞力股份」	指	瑞力股本中每股0.40港元之普通股，及股本重組生效後之經調整股份
「瑞力之股東特別大會」	指	瑞力擬舉行之股東特別大會，藉以考慮並酌情通過（其中包括）收購建議、供股、可兑換票據認購、可兑換票據配售及股本重組
「結算日」	指	二零零五年七月八日或包銷商及瑞力可能以書面方式同意之其他日期
「證監會」	指	證券及期貨事務監察委員會
「股份」	指	本公司股本中每股0.01港元之普通股
「股東」	指	股份持有者
「特別事項」	指	於包銷協議簽署當日或之後及於終止限期之前發生或出現之任何事件或事項，而倘該事件或事項於簽署包銷協議日期之前發生或出現，則會導致包銷協議內所載之任何保證在任何重大方面失實或錯誤
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	根據供股每股供股股份0.10港元之認購價
「大福」	指	大福證券有限公司，根據香港法例第571章證券及期貨條例可從事第1、3及4類受規管活動之持牌法團，其註冊辦事處位於香港中環皇后大道中16-18號新世界大廈25樓
「收購守則」	指	公司收購與合併守則
「包銷商」	指	本公司及大福
「包銷協議」	指	本公司、瑞力及大福於二零零五年四月二十一日就供股訂立之包銷協議

「可兌換票據配售協議」	指	瑞力與大福就可兌換票據配售於二零零五年四月二十一日訂立之配售協議
「董事」	指	本公司之董事
「陳博士」	指	本公司之主席陳國強博士
「銀河」	指	Galaxy Satellite TV Holdings Limited，根據香港法例註冊成立之有限公司
「銀河廣播」	指	銀河衛星廣播有限公司，一家於香港註冊成立之有限公司，並為銀河之全資附屬公司
「銀河集團」	指	銀河及銀河廣播
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「初步兌換價」	指	每股兌換股份0.12港元之初步兌換價（可予調整）
「終止期限」	指	接納供股股份建議及付款之最後期限後之第三個營業日下午四時正，預期為二零零五年七月八日，即終止包銷協議之最後時間
「最後實際可行日期」	指	二零零五年五月二十日，即本通函於付印前為確定通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所主板證券上市規則
「余先生」	指	余錦基先生，*M.B.E.*，*J.P.*，於瑞力現有已發行股本中擁有約6.4%權益之瑞力董事兼股東
「收費電視牌照」	指	銀河廣播獲批授之本地收費電視節目服務牌照
「中國」	指	中華人民共和國
「收購建議」	指	根據收購協議之條款及條件由瑞力集團收購銀河49%權益之建議
「記錄日期」	指	二零零五年六月十七日，即預期釐訂供股配額之日期
「供股」	指	建議按認購價發行1,615,668,333股供股股份，基準為於記錄日期每持有一股現有瑞力股份獲發三股供股股份

釋　義

於本通函內，除文義另有所指外，以下詞彙均具備下列涵義：

「收購協議」	指	賣方、瑞力及陳博士就買賣銀河之已發行普通股於二零零五年四月二十一日訂立之有條件買賣協議，有關詳情載於該公佈內
「經調整股份」	指	於股本重組生效後瑞力股本中每股面值0.01港元之股份
「該公佈」	指	本公司及瑞力於二零零五年四月二十九日就（其中包括）包銷供股及可兑換票據認購而刊發之聯合公佈
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「股本重組」	指	瑞力建議進行股本重組，當中將涉及(i)減低每股已發行瑞力股份之面值及註銷瑞力股份溢價賬之進賬約28,700,000港元；(ii)註銷全部法定但未發行瑞力股份及其後將瑞力之法定股本增至500,000,000港元
「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	上市規則所賦予之涵義
「兑換股份」	指	瑞力因行使可兑換票據所附兑換權將予發行之經調整股份
「可兑換票據」	指	瑞力根據可兑換票據認購及可兑換票據配售將予發行之本金總額最多達300,000,000港元之可兑換票據
「可兑換票據認購」	指	本公司根據可兑換票據認購協議認購本金總額為170,000,000港元之可兑換票據
「可兑換票據認購協議」	指	本公司與瑞力就可兑換票據認購於二零零五年四月二十一日訂立之認購協議
「可兑換票據配售」	指	大福根據可兑換票據配售協議配售本金總額最多達130,000,000港元之可兑換票據

目　錄

此乃要件　請即處理

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因依賴該等內容而引致之任何損失承擔任何責任。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

須予披露交易
就有關包銷協議
及
可兌換票據認購

二零零五年五月二十四日

* *僅供識別*